SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) informs that received on March 21, 2018, a request from the minority shareholder 3G RADAR MASTER FUNDO DE INVESTIMENTOS DE AÇÕES (“3G Radar FIA”), represented by its 3G manager 3G RADAR GESTORA DE RECURSOS LTDA. (“3G Radar”), holder of preferred shares of this Company, named "Shareholder", pursuant to CVM Instruction 481/09 and 561/15 and Circular Official Letter CVM/SEP/No.02/2018, information of the nominee for the position in the Board of Directors whose election will take place at the 58th Annual Shareholders' Meeting - 58th ASM to be held on April 27, 2018.

The nominee nominated by the Shareholder, who is to run for the position on the Company's Board of Directors, is Mrs. Elvira Baracuhy Cavalcanti Presta, for separate election by the non-controlling shareholders holding preferred shares of the Company.

Information on the applicant is available in the attached correspondence.

In addition to the Market Announcement dated March 14, 2018, we hereby inform that any member elected at the said meeting shall exercise his term of office until the expiration of the term of office of the members elected at the 57th Annual Shareholders' Meeting held on April 28, 2017, which is up to the Annual Shareholders' Meeting to be held in 2019.

We hereby inform you that, pursuant to the State Law, regulated by Decree No. 8,945 of December 27, 2016, the nomination presented regarding the candidature of the Board of Directors was approved by the Management, People and Eligibility Committee, responsible for verifying, in relation to each of the candidates, the fulfillment of the mentioned eligibility requirements listed in article 17 of the State Law and in articles 28 to 30 of Decree 8,945/16. Such obligation covers any candidates to the Company's Board of Directors, regardless of the shareholder that indicates it.

Lastly, we hereby inform that in compliance with Article 21-L of CVM Instruction 561/2015, the aforementioned candidates will be included in the Distance Voting Ballot referring to the 58th Annual Shareholders' Meeting of the Company.

Rio de Janeiro, March 26, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.